

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2018

Christopher Miglino
Chief Executive Officer, Director, President
Social Reality, Inc.
456 Seaton Street
Los Angeles, CA 90013

> **Re: Social Reality, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarter Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 001-37916**

Dear Mr. Miglino:

We have reviewed your filings and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 28

1.   We note your Form 8-Ks furnished between September 25, 2017 and December 14, 2017 describe an upcoming initial coin offering (ICO) of BIGtoken cryptocurrency; however, the extent and timing of such an offering is unclear. The BIGtoken.com project appears to be a material event and uncertainty that could cause reported financial information to not be indicative of future operating results or future financial condition. We also note that your November 28, 2017 Form 8-K announced your intention to pay a one-time cryptocurrency dividend to all shareholders as a part of your ICO. Please refer to Item 303(A) of Regulation S-K and provide us with more details about this material event and

uncertainty. Specifically, please tell us the following in your response:

- your planned timing for the initial coin offering;
- the working capital needs you anticipate that the BigToken.com project and ICO will require over the next 12 months;
- how you plan to fund those working capital needs; and
- how you expect the ICO and BIGtoken.com project to impact your financial statements for the next 12 months.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

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